FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of June 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2005   KERZNER INTERNATIONAL LIMITED

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on June 13, 2005 Kerzner Announces Stephen M. Ross to Join Kerzner Board of Directors

Exhibit 99(1)



FROM: Kerzner International Limited
Paradise Island, The Bahamas

Investor Contact: Omar Palacios	Media Contact: Lauren Snyder
Tel: +1.242.363.6018	Tel: +1.242.363.6018
Email: Omar.Palacios@kerzner.com	Email: Lauren.Snyder@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES STEPHEN M. ROSS
TO JOIN KERZNER BOARD OF DIRECTORS

PARADISE ISLAND, The Bahamas, June 13, 2005 - Kerzner International Limited (NYSE: KZL) (the "Company" or "Kerzner"), a leading international developer and operator of destination resorts, casinos and luxury hotels, today announced the appointment of Stephen M. Ross to the Board of Directors of the Company. Mr. Ross is Chairman, Chief Executive Officer and founder of The Related Companies, L.P., a developer, manager and financier of premier real estate properties, including the Time Warner Center in New York City. Established in 1972 by Mr. Ross and originally called Related Housing Companies, The Related Companies' portfolio includes over $15 billion worth of developments. He is Chairman and founder of CharterMac (an AMEX listed company), in which The Related Companies is an 18% stock owner.

In announcing the appointment, Sol Kerzner, the Company's Chairman, remarked, "We are delighted that Steve Ross is joining our Board. As someone who understands the entrepreneurial spirit that drives this Company and has experience developing extraordinary properties, Steve represents an invaluable independent voice and is a great fit with our business and culture. As we advance into the construction process of such projects as Phase III on Paradise Island and Atlantis, The Palm in Dubai, we are very fortunate to gain the insight of one of the great real estate developers for this next phase of the Company's growth."

Steve Ross commented, "I am very excited to join the Board of Kerzner. Theirs is a fascinating industry and the Company is going through a very dynamic phase of growth. I am looking forward to being a part of it all and hope to be able to make a contribution to its future successes."

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the U.K., Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board in 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.